UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town
Nanshan District, Shenzhen, China 518052
+86 0755 2759-5623
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On February 11, 2026, Big Tree Cloud Holdings Limited (the “Company”) issued a press release and furnished a Form 6-K filed with the Securities And Exchange Commission announcing that its previously approved 1-for-20 share consolidation (reverse stock split), par value adjustment, share reclassification, and related CUSIP change would become effective on February 12, 2026. The Company hereby clarifies that the share consolidation and related corporate actions will not become effective on the previously anticipated date.

The effective date of the share consolidation and related corporate actions is to be determined. The Company will announce the effective date of the share consolidation in a subsequent press release.

On February 11, 2026, the Company issued a press release titled “Big Tree Cloud Holdings Limited Announces Update Regarding Previously Announced Reverse Share Split.” A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Big Tree Cloud Holdings Limited Announces Update Regarding Previously Announced Reverse Share Split.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2026
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

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